02034634

BTRsec/RLS Admin/Letters/2002/0491

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washsington DC 20549
USA

RECEIVED JUN 03 2002 SEC MAIL PROCESSING WASH, D.C. 154 SECTION

15 May 2002

SUPPL

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed:

1. Announcement submitted to the London Stock Exchange confirming the sale of the CompAir Business on 14 May 2002;
2. Directors' Declaration submitted to the London Stock Exchange in respect of Paolo Scaroni on 13 May 2002;
3. Trading Statement from Invensys plc submitted to the London Stock Exchange on 26 March 2002.

Yours faithfully,

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Rachel Spencer
14/05/2002 10:16

To: Venetia Brown/LondonHQ/GB/Invensys@Invensys
cc:
Subject: News Alert: Invensys PLC - Invensys sale of CompAir business and disposal update

Please forward to SEC.

----- Forwarded by Rachel Spencer/LondonHQ/GB/Invensys on 14/05/2002 10:21 -----

"emailalert@hemscott.co.uk" <emailalert
14/05/2002 08:03

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Invensys sale of CompAir business and disposal update

This Email News Alert service is brought to you by Invensys and
http://www.hemscott.net

announcement

14 May 2002

Invensys: sale of CompAir business and disposal
update

Invensys plc announces it has agreed to sell its CompAir business to
funds
advised by Alchemy Partners, the UK based private equity firm, for a
nominal
consideration.
Alchemy will be injecting new funds to restructure the business
and Invensys will
retain an 18% shareholding.

CompAir produces air and gas compression systems
and has net assets of £61m. In
the year ended 31 March 2002* the business generated
sales of £205m and made an
operating loss pre-restructuring of £12m. Restructuring
costs in the period
were £7m. Goodwill previously written off to reserves in respect
of CompAir
amounts to approximately £21m.

This disposal is subject to EU regulatory
approval and is expected to complete
by the end of June.

In addition to the
Energy Storage and Flow Control disposals previously
announced, Invensys has completed
a number of other disposals since September
2001, bringing total proceeds to approximately
£750m (including approximately £
70m non-cash). The most significant of the other
disposals were: Australian

Transmissions (£33m), Brook Crompton Industrial HP Division (£18m), Crompton Instruments (£17m), Brook Crompton Fractional HP Division (£11m), Eberle Relays (£6m) and Eurotherm Gauging (£2m).

In addition to the completed disposals, conditional contracts have been exchanged for the sale of Alemite (£23m) and BAE Automated Systems (£3m).

* unaudited results

Contact:

Victoria Scarth / Jane Hurley Tel: +44(0) 20 7821 3712

Invensys plc

Simon Holberton/Ben Brewerton Tel: +44(0) 20 7404 5959

Brunswick

Notes

Invensys plc

Invensys plc, the international production technology and energy management group, specialises in helping companies to improve efficiency, performance and profitability. Invensys is headquartered in London, England.

Our Production Management businesses work closely with customers in order to drive up performance of their production assets and maximise the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas and chemicals; food beverage and personal healthcare; and discrete and hybrid manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The division includes Energy Solutions, Metering Systems, Appliance, Home and Climate Controls and Power Systems and focuses on markets connected with power

and energy infrastructure and commercial and residential buildings.

FORWARD
LOOKING INFORMATION

This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing the following subjects: the estimated results for the periods not yet audited; future financial and operating results; and, the benefits of the disposal.

END

Rachel Spencer
14/05/2002 10:16

To: Venetia Brown/LondonHQ/GB/Invensys@Invensys
cc:
Subject: News Alert: Invensys PLC - Director Declaration

As discussed. Please forward to SEC.

----- Forwarded by Rachel Spencer/LondonHQ/GB/Invensys on 14/05/2002 10:21 -----

"emailalert@hemscott.co.uk" <emailalert
13/05/2002 17:24

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Director Declaration

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:8419V
Invensys PLC
13 May 2002

INVENSYS PLC

DIRECTOR DECLARATION

With reference to the appointment as a director of Invensys plc of Mr Paolo Scaroni which was announced on 1 May 2002, Invensys plc confirms the following information required under Paragraph 16.4 of the Listing Rules:

1. Mr Scaroni was a director of Burmah Castrol plc from 24 July 1998 to 10 July 2000 and is currently a director of BAE Systems plc and Pilkington plc; and

2. there are no details to be disclosed in respect of Mr Scaroni under Paragraph 16.4(b) of the Listing Rules.

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Corporate Marketing & Communications 020 7821 3712.

Name of Company official responsible for making notification: Anna Holland, Assistant Secretary.

Date of notification: 13 May 2002

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDNBKNKNABKDBPD

Rachel Spencer
15/05/2002 11:43

To: venetia.brown@invensys.com
cc:
Subject: News Alert: Invensys PLC - Trading Statement

Another one to go to the SEC. Can you get ready for sending off today. Ask me if you need to know what to say in the covering letter.

----- Forwarded by Rachel Spencer/LondonHQ/GB/Invensys on 15/05/2002 11:47 -----

"emailalert@hemscott.co.uk" <emailalert
15/05/2002 10:54

To: "rachel.spencer@invensys.com" <rachel.spencer@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Trading Statement

This Email News Alert service is brought to you by Invensys and http://www.hemscott.net

RNS Number:5758T
Invensys PLC
26 March 2002

26 March 2002

Confirmation of guidance for 2001/02 trading performance

Invensys plc, the international production technology and energy management Group ("Invensys"), confirms the guidance given on 19 February on trading performance for the current year.

As communicated at that time, trading in the second half has been mixed. Throughout February and March, early signs of recovery in appliance and climate controls have been offset by continued weakness in telecoms and IT; however, orders are now also increasing in the industrial businesses of the Automation and Controls divisions.

The Board therefore expects that the Group will exceed the requirements of its banking covenant for the year ending 31 March 2002.

Contact:

Victoria Scarth — Tel: +44(0) 20 7821 3712
Invensys plc

Simon Holberton/Ben Brewerton — Tel: +44(0) 20 7404 5959
Brunswick

Notes

Invensys plc
Invensys plc, the international production technology and energy management group, specializes in helping companies to improve efficiency, performance

and profitability. With close to 76,000 employees, Invensys is headquartered
in London, England.

Our Production Management businesses work closely with customers in order to
drive up performance of their production assets and maximize the return on investments in product technologies. The division includes Foxboro, Wonderware, Triconex, APV, Eurotherm and Baan and it addresses the oil, gas,
and chemicals; food beverage and personal healthcare; and discrete and hybrid
manufacturing sectors.

Our Energy Management businesses actively work with clients involved in both
the supply and consumption of energy, developing systems using innovative technologies that improve the reliability and security of power supplies. The
division includes Energy Solutions, Metering Systems, Appliance and Climate Controls and Power Systems and focuses on markets connected with power and energy infrastructure and commercial and residential buildings.

END

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